Exhibit 99.1

Mahindra Satyam acquires vCustomer’s International Operations

Forays into Retail and Consumer Technology in BPO sector

March 7, 2012: Mahindra Satyam, a leading global consulting and IT services provider today announced the 100% acquisition of BPO firm vCustomer’s International operations for USD 27Mn. This is the first 100% acquisition by Mahindra Satyam since it became part of Mahindra Group and marks the entry of Mahindra Satyam’s BPO operations into other verticals such as Retail and Consumer Technology in addition to significantly enhancing Technical Support credentials.

The combination of vCustomer’s expertise in the Retail and Consumer Technology verticals with Mahindra Satyam’s domain expertise and customer base will further strengthen the ability to address evolving market needs.

Mr. C P Gurnani, CEO – Mahindra Satyam, commented “This is a landmark moment in Mahindra Satyam’s resurgence and reflects our investment appetite to enhance domain depth and global scale, across diverse verticals. The focus and operations of vCustomer maps perfectly with our global operating model – allowing for seamless integration and smooth transition of processes and associates.”

Mr. Sujit Baksi, Chairman of Mahindra Satyam BPO Board stated “The expertise of vCustomer aligns well with our operations and enhances our competencies. We look forward to collaborating and creating new benchmarks of excellence.”

Commenting on the business outlook, Mr. Sanjay Kumar, Founder and CEO vCustomer said “vCustomer has harnessed formidable expertise and a diversified geographical presence across the Retail and Consumer Technology sectors. Mahindra Satyam’s synergy and commitment to investment in business growth will spur growth plans and help build new service offerings.”

About Mahindra Satyam

Mahindra Satyam is a leading global business and information technology services company that leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in enterprise solutions, supply chain management, client relationship management, business intelligence, business process quality, engineering and product lifecycle management, and infrastructure services, among other key capabilities.

Mahindra Satyam is part of the $14.4 billion Mahindra Group, a global federation of companies and one of the top 10 business houses based in India. The Group’s interests span automotive products, aviation, components, farm equipment, financial services, hospitality, information technology, logistics, real estate and retail.

Mahindra Satyam development and delivery centres in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations.

About vCustomer

vCustomer Corporation helps improve client business performance through comprehensive customer care and technical support solutions. By employing proprietary technology, vCustomer enhances the customer experience to strengthen retention, loyalty and customer satisfaction, while reducing costs and improving efficiencies. The company’s solutions drive measurable, repeatable results in the retail, consumer technology, and communications sectors. vCustomer employs globally and is headquartered in Kirkland, Washington.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Mahindra Satyam undertakes no duty to update any forward-looking statements.

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